TROUTMAN SANDERS LLP

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

May 30, 2007

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	AbitibiBowater Inc.
Registration Statement on Form S-4/A
File No. 333-141428
Date Filed: May 8, 2007

Bowater Incorporated Form 10-K for the fiscal year
ended December 31, 2006

Dear Ms. Jacobs:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated May 22, 2007 (the “Comment Letter”), to John W. Weaver, Chairman of AbitibiBowater Inc. (“AbitibiBowater” or the “Company”), with respect to the above-referenced Registration Statement on Form S-4/A. We are authorized by the Company, Abitibi-Consolidated Inc. (“Abitibi”), Bowater Incorporated (“Bowater”) and Bowater Canada Inc. (“Bowater Canada”) to provide the responses contained in this letter on their behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Page references set forth herein have been revised to correspond to the second amendment to the Registration Statement. We are also sending a paper copy of this letter to you by overnight courier.

General

1.	Refer to comment 50 of our letter dated April 18, 2007. The disclosure addressing the material US Federal Income Tax consequences of the transaction does not appear to attribute the conclusions about the tax consequences to a designated expert. Although you indicate that you will provide the tax matters opinion later, the disclosure in the prospectus lacks identification of the tax matters expert that will render the tax opinion and who will consent to the use of its name in the prospectus. Please revise as appropriate. In addition, please note that we may have comments on the tax opinions and related disclosure once we review the opinion.

Company Response:

In response to the Staff’s comments, we have revised the referenced disclosure to identify the law firms that will render the tax opinions and who will consent to the use of their names in the prospectus.

2.	Please note that we will review any amendments made to this registration statement or the combining companies’ periodic reports in response to comments 4, 55, and 61 of letter dated April 18, 2007 upon receipt of those amendments. We will issue comments, if any, upon completing our review.

Company Response:

We understand that the Staff may issue comments, if any, upon completing its review of any amendments made to this registration statement or the combining companies’ periodic reports in response to comments 4, 55, and 61 of the Staff’s letter dated April 18, 2007.

Securities and Exchange Commission

May 30, 2007

Questions and Answers About the Combination and Meeting, page 1

3.	Refer to comment 18 of our letter dated April 18, 2007 and revise the disclosure on page 4 accordingly.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on page 4.

Transactions With Related Persons, page 239

4.	Please include a statement of whether your policies and procedures for approving or ratifying transactions with related persons are in writing. If not, explain how such policies are evidenced. See item 404(b)(1)(iv) of Regulation S-K.

Company Response:

In response to the Staff’s comment, a statement that Bowater’s policies and procedures for approving or ratifying transactions with related persons are in writing has been included.

Bowater Incorporated Form 10-K filed for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 39 to 42

5.	We have read your response to comment 61 of our letter dated April 18, 2007 and note that Bowater intends to amend their Form 10-K to eliminate references to the independent third parties. Please tell us how you considered the last sentence of our prior comment that communicated our concerns related to similar references made by Abitibi.

Company Response:

In response to the Staff’s comment, Abitibi respectfully advises the Staff that Abitibi does not believe that Abitibi’s references to independent actuaries require a consent under Rule 436(b). Rule 436(b) states that “[i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority or in reliance upon such person as experts, the written consents of such persons shall be filed as exhibits to the registration statement.” Neither the registration statement nor the documents incorporated by reference by Abitibi into the registration statement refer to any information having been set forth upon the authority or in reliance upon an independent actuary as an expert and it is not the intention of Abitibi or AbitibiBowater to rely on any such party as an expert. Rather, Abitibi management is primarily responsible for performing actuarial valuations of the fair values of post-retirement and pension plan obligations and costs. Abitibi management considers a number of factors, including calculations of actuaries made based upon assumptions prepared by management, when estimating fair values.

In light of the foregoing, we respectfully submit that Abitibi’s references to independent actuaries do not require that such actuaries be named or that their consent be obtained in order to comply with Rule 436(b).

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Securities and Exchange Commission

May 30, 2007

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Cal Smith at (404) 885-3352 or Toby Myerson at (212) 373-3033.

Very truly yours,

/s/ CAL SMITH
Cal Smith
Counsel to Bowater Incorporated

/s/ TOBY MYERSON
Toby Myerson
Counsel to Abitibi-Consolidated Inc.

cc:    John W. Weaver

        David J. Paterson